Exhibit 4.24

HDFC BANK
.We understand your world

Emerging Corporates Group
HDFC Bank Ltd
Second Floor, B6/3 DDA Commercial Complex
Safdarjung Enclave, Opposite Deer Park,
New Delhi - 110029

SANCTION LETTER

Ref No.: CAM011412200042 Date: 03-04-2021

To,

M/s Makemytrip (India) Private Limited
19th Floor, Tower A/B/C Epitome Building No. 5,
DLF Cyber City, DLF Phase III Gurgaon HR 122002 IN

Subject: Sanction of Credit Facility/ies

Kind Attention: Mr. Vikas Saini

With reference to your request, we are pleased to sanction the following Credit Facility/ies as per the terms and conditions mentioned hereunder:

This sanction is subject to the acceptance of the terms and conditions mentioned herein and execution of the Credit Facility/ies and security documents and submission of other required documents, detailed below, unless specifically waived by HDFC Bank Limited ("**Bank**").

1.	Borrower	M/s Makemytrip (India) Private Limited
2.	Name(s) of Directors	• Vikash Kumar Tiwari • Mr. Vikas Saini • Mr. Indresh Kumar Gupta
3.	Guarantors	As per Annexure 1
4.	Credit Facility/ies	INR 810,000,000/- (Rupees Eight Hundred Ten Million Only)
5.	Details of Credit Facility/ies sanctioned	As per Annexure 1
6.	Specific Conditions	As per Annexure 1
7.	Additional conditions wherever property is offered as collateral	Not applicable
8.	Additional conditions for Take over cases	Not applicable

Other Terms and Conditions:

1. During the tenure of the Bank's credit facility, the company will intimate to the bank in writing if the Company
    - Resort to any additional borrowing in the company
    - Undertake any further capex except being funded by company's own resources.
    - Effect any change in shareholding pattern & management control in the company
    - Diversify into non-core areas viz business other than the Current business
    - Undertake guarantee obligations or extend letter of comfort, on behalf of any other company / person/ trust / any III party
    - Invest in, extend any Advance / Loans, to any Group Companies / Associates / Subsidiary / any other III party
    - Repay subordinated loans availed from Directors / Group companies
    - Effect any dividend payout / Capital withdrawal, in case of delays in debt servicing or breach of financial covenants.
    - Sell, assign, mortgage or otherwise dispose off any fixed assets if applicable.

Regd. Office HDFC Bank Ltd, HDFC Bank House, Senapati Bapat Marg, Lower Parel Mumbai – 400013
CIN: L65920MH1994PLC080618

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(Company Logo) We understand your world Emerging Corporates Group HDFC Bank Ltd Second Floor, B6/3 DDA Commercial Complex Safdarjung Enclave, Opposite Deer Park, New Delhi - 110029 Regd. Office HDFC Bank Ltd, HDFC Bank House, Senapati Bapat Marg, Lower Parel Mumbai – 400013 CIN: L65920MH1994PLC080618 Page 2 of 10 2. Security arrangement under a MBA/Consortium Banking should be at par. 3. In case the borrower is rated, the Bank loan rating to be extended to HDFC Bank's facilities within 3 months from the date of sanction. 4. The Bank reserves the right to review the facilities extended in case of a rating downgrade - external or internal rating 5. Proportionate cash flows to be routed through us with subject to competitive pricing of Payment gateway 6. Satisfactory CRILC at the time of disbursement 7. The Credit Facility/ies is on the main terms and conditions (subject to change as per Reserve Bank of India (RBI) directives / bank policies from time to time) set out in Annexure I hereto which is deemed to be a part of this sanction letter. The Credit Facility/ies is also subject to the conditions that are contained in the Credit Facility/ies and security documents to be executed by the Borrower in favour of HDFC Bank 8. HDFC Bank based on the representations made by the Borrower and the furnishing of financial statements by the Borrower has agreed to extend the Credit Facility/ies. The commitment to grant the proposed Credit Facility/ies is contingent upon:  Absence of any material adverse change in the condition of the Borrower.  The Borrower or its associates not having defaulted under any financing obligation to any bank or institution in past.  Compliance by the Borrower of all laws and regulations applicable to its operations.  The Borrower fulfilling all its financial obligations under various taxation, labour and applicable laws prevalent from time to time 9. The Credit Facility/ies is not available for investments in shares, debentures, advances and inter-corporate loans / deposits to other companies (including subsidiary companies). 10. The said Credit Facility/ies is being extended at the sole discretion of HDFC Bank and the terms and conditions as well as pricing would be to subject to periodic review, amendment or cancellation. 11. The Bank shall have unfettered right to securitise, transfer, assign, in full or in part, without requiring any consents from the Borrower and/or the Guarantor/s, the rights/benefits under the Credit Facility/ies to any third party who shall then replace the Bank and that the Borrower and the Guarantor/s shall be obliged to deal with such person as if they were a party to the grant of the Credit Facility/ies (however at no extra cost of whatsoever nature, including withholding tax, to the Borrower). 12. The Bank shall have the right, without notice to or without any consent of the Borrower, to approach, make enquiries, obtain information, from any person including other banks/finance entities/credit bureaus, Borrower’s employer/family members/ officers/ directors/ partners/ promoters/ proprietors/ owners, any other person related to the Borrower, to obtain any information for assessing track record, credit risk, or for establishing contact with the Borrower or for the purpose of recovery of dues from the Borrower or any other legitimate purpose in the opinion of the Bank. 13. Disclosures:

(Company Logo) We understand your world Emerging Corporates Group HDFC Bank Ltd Second Floor, B6/3 DDA Commercial Complex Safdarjung Enclave, Opposite Deer Park, New Delhi - 110029 Regd. Office HDFC Bank Ltd, HDFC Bank House, Senapati Bapat Marg, Lower Parel Mumbai – 400013 CIN: L65920MH1994PLC080618 Page 3 of 10 a. As pre-condition, relating to the grant of the loans / advances / other non-fund based credit facilities to the Borrower, the Bank requires the Borrower’s consent for the disclosure by the Bank of information and data relating to the Borrower of the Loan availed / to be availed by the Borrower, obligations assumed / to be assumed by the Borrower, in relation thereto and default, if any, committed by the Borrower, in discharge thereof, as the said Bank may deem appropriate and necessary to disclose and furnish to Credit Information Bureau (India) Limited and any other agency so authorised in this behalf by RBI. b. Further, the Bank shall have the right to not return the photographs, information and documents submitted. The Borrower, including the directors, partners, proprietors, owners, promoters, employees, officers (wherever applicable) further acknowledge and confirm that the Bank shall, without notice to or without any consent of the Borrower (and even for consideration) be absolutely entitled and have full right, power and authority to make disclosure of any information relating to the Borrower including personal information, photographs, details in relation to documents, credit facility, defaults, breaches, asset(s), condition thereof, outstanding dues, Security, obligations of the Borrower, and credit information, KYC data , to any governmental/regulatory/statutory or private agency/entity, RBI, the Bank’s other branches/ subsidiaries/ Affiliates/ credit bureau, /credit information company/rating agencies, information utilities or other entities appointed under IBC, service providers, Group members, other banks / financial institutions, any third parties, any assignees/potential assignees or transferees, any Central KYC Registry or any agency or entity authorised in this regard under Applicable Law, who may need the information and may process the information, publish in such manner and through such medium as may be deemed necessary by the publisher/ Bank/ RBI, including publishing the name as part of willful defaulter’s list from time to time or also use for ‘know your customer’ (KYC) information verification, credit risk analysis, or for other related purposes. With regard to the Bank making disclosure of any information relating to the Borrower(s) as mentioned above to information utilities or other entities appointed under IBC, the Borrower(s) hereby specifically agree to promptly authenticate the ‘financial information submitted by the Bank, as and when requested by the concerned information utilities or entities appointed under IBC. The Borrower waives the privilege of defamation, privacy and privity of contract in this regard c. The Bank/Lender shall be authorised and entitled to disclose / submit the ‘financial information’ as defined in Section 3 (13) of the IBC read with the relevant Regulations/ Rules framed under IBC, as amended and in force from time to time and as specified there under from time to time, in respect of the Credit/ Financial facilities availed from the Bank/ Lender, from time to time, to any ‘Information Utility’ (“IU”) as defined in Section 3 (21) of IBC, in accordance with the relevant Regulations framed under IBC, and directions issued by Reserve Bank of India to the banks from time to time and hereby specifically agree to promptly authenticate the ‘financial information submitted by the Bank/Lender, as and when requested by the concerned IU. d. Without prejudice to the generality of the above, the Bank shall have the right to publish photographs of the Borrower and/or its promoters, directors, etc. in or through any media including newspapers, journals, magazines, websites, etc. as it may deem fit, in case of any defaults of breaches of this Agreement or any part thereof. The Bank and/or RBI and/or any other relevant person will have an unqualified right to disclose or publish the Borrower's name or the name of the Borrower unit and its directors/ partners/ proprietors as defaulters/ willful defaulters in such manner and through such medium as the Bank or RBI or other relevant person in their absolute discretion may think fit.

(Company Logo) We understand your world Emerging Corporates Group HDFC Bank Ltd Second Floor, B6/3 DDA Commercial Complex Safdarjung Enclave, Opposite Deer Park, New Delhi - 110029 Regd. Office HDFC Bank Ltd, HDFC Bank House, Senapati Bapat Marg, Lower Parel Mumbai – 400013 CIN: L65920MH1994PLC080618 Page 4 of 10 14. Stamp duty if any on the Credit Facility/ies documents shall be borne and paid by the Borrower only and the Bank shall not be responsible or liable for the same. 15. All terms and conditions relating to the Credit Facility/ies and end use of funds would be subject to RBI regulations and directives from RBI from time to time; 16. The Borrower at all times shall comply with all the applicable environmental, health, safety and social (EHSS) requirements, all environmental laws and clearances issued there under, and maintenance of documents to be able to demonstrate compliance with the same to the Bank. 17. The Borrower has complied with all Applicable Laws, in relation to the conduct of its business including any laws in relation to anti-bribery or corruption or anti-money laundering regulations as prescribed by RBI or any other Governmental Authority 18. The Borrower has duly paid all statutory dues, including without limitation, statutory dues under the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952, and other labour laws, to the extent applicable. 19. The continuation of the Credit Facility/ies shall be at sole and absolute discretion of the Bank and the Borrower’s outstanding shall be payable to the Bank on demand. The Bank may at any time in its sole discretion and without assigning any reason call upon the Borrower to pay to the Bank the Borrower’s outstanding and thereupon the Borrower shall, within 48 hours of being so called upon, pay the whole of the Borrower’s outstanding to the Bank without any delay or demur 20. The Borrower hereby agree to allow the officers, or auditors (including Borrower’s auditors), technical experts or management consultants appointed by the Bank to inspect its books of accounts and certify including but not limited to end use of funds, from time to time as required by the Bank and Borrower agrees to forthwith, upon demand by the Bank, to extend full co-operation and pay for the costs and expenses incurred by the Bank in relation to said inspection 21. The Borrower (where the Borrower is a company) hereby agrees and undertakes not to induct a person, into its Board of Directors, who is a promoter or director on the Board of a company which has been identified as a wilful defaulter or a person who has been declared as a wilful defaulter by any Bank/Financial Institution. In case such a person is already a member of the Board of Directors, Borrower would take expeditious and effective steps for the removal of that person from the Board of Directors. 22. The Borrower acknowledges that the Bank reserves an unconditional right to cancel/terminate its right to avail of or make drawals from the unavailed portion of the Credit Facility/ies sanctioned at any time during the currency of the Credit Facility/ies, without any prior notice to the Borrower. 23. Notwithstanding anything to the contrary in this credit arrangement letter or any other document/arrangement: (i) in respect of all and any of Borrower’s present and future liabilities to HDFC Bank, affiliates, group entities, associate entities, parent, subsidiaries, any of their branches (collectively “Relevant Entities”), whether under this credit arrangement letter or under any other obligation/loan/facilities/borrowings/document, whether such liabilities are/be crystallised, actual or contingent, primary or collateral or several or jointly with others, whether in same currency or different currencies, whether as principal debtor and/or as guarantor and/or otherwise howsoever (collectively “Liabilities”), each of HDFC Bank and the Relevant Entities shall in addition to any general lien or similar right to which any of them as bankers may be entitled by law, practice, custom or otherwise, have a specific and special lien on all the Borrower’s present and future stocks, shares, securities, property, book debts, all

(Company Logo) We understand your world Emerging Corporates Group HDFC Bank Ltd Second Floor, B6/3 DDA Commercial Complex Safdarjung Enclave, Opposite Deer Park, New Delhi - 110029 Regd. Office HDFC Bank Ltd, HDFC Bank House, Senapati Bapat Marg, Lower Parel Mumbai – 400013 CIN: L65920MH1994PLC080618 Page 5 of 10 moneys in all accounts whether current, savings, overdraft, fixed or other deposits, held with or in custody, legal or constructive, with HDFC Bank and/or any Relevant Entities, now or in future, whether in same or different capacity of the Borrower, and whether severally or jointly with others, whether for any banking relationship, safe custody, collection, or otherwise, whether in same currency or different currencies; and (ii) separately, each of HDFC Bank and the Relevant Entities shall have the specific and express right to, without notice to and without consent of the Borrower, set-off, transfer, sell, realize, adjust, appropriate all such amounts in all accounts (whether prematurely or upon maturity as per HDFC Bank’s discretion), securities, amounts and property as aforesaid for the purpose of realizing or against any of dues in respect of any of the Liabilities whether ear-marked for any particular Liability or not, combine or consolidate all or any of accounts of the Borrower and set-off any monies, whether of same type or nature or not and whether held in same capacity or not including upon happening of any of the events of default mentioned in any of the documents pertaining to the respective Liabilities or upon any default in payment of any part of any of the Liabilities. (iii) HDFC Bank and the Relevant Entities shall be deemed to have and hold and continue to have first charge on any assets including any deposit on which security has been/will be created in respect of the Credit Facility/ies, as security also for any of the other Liabilities and all the rights and powers vested in HDFC Bank in terms of any security or charge created for the Credit Facility/ies shall be available to HDFC Bank and/or the Relevant Entities also in respect of such other Liabilities, irrespective of the fact whether the Credit Facility/ies is at any time outstanding, repaid or satisfied or not and even after the Credit Facility/ies has been repaid or prepaid. 24. None of the directors or other members of the governing body of the Borrower is a director or ‘relative’ (as defined under the Companies Act, 2013) of a director of a banking company. 25. No director of the Bank is a director, manager, managing agent, employee or guarantor of the Borrower, or of a subsidiary of the Borrower, or of the holding company of the Borrower, or holds substantial interest, in the Borrower or a subsidiary or the holding company of the Borrower and no directors of any other bank holds substantial interest or is interested as director or as a guarantor of the Borrower; 26. No relative (as specified by Reserve Bank of India (“RBI”) of a Chairman/Managing Director or director of banking company (including the said Banks) or a relative of senior officer (as specified by RBI) of the Bank, hold substantial interest or is interested as a director or as guarantor of the Borrower. 27. None of the Borrower, their directors or key managerial personnel appear in the list of defaulters issued by the RBI or the CIBIL or any other Credit Information Bureau. 28. The Borrower is a resident in India/constituted/incorporated in India. In addition the Borrower hereby agrees and acknowledges that the Bank may require the Borrower to provide assistance and co-operation in relation to Foreign Account Tax Compliance Act (“FATCA”) compliance (including without limitation the provisions of the Income Tax Act, 1961 and the directions of RBI, from time to time), and in this regard hereby agree and undertake to extend full co-operation to the Bank including, without limitation, by (i) furnishing such information, forms, records, reports, data which the Bank may require in this regard, and (ii) permitting the Bank to conduct such due diligence and/ or inspection exercises as the Bank may deem fit in this connection. 29. The Borrower represents, warrants and confirms that neither he nor any person(s) directly or indirectly related to him feature in the list published by the Office of Foreign Assets Control, U.S. Department of the Treasury, from time to time comprising of (i) individuals or companies owned or controlled by, or acting for or on behalf of, targeted countries or groups including, without limitation individuals identified as terrorists or narcotics traffickers, or (ii) individuals and companies that are categorised as ‘Specially Designated Nationals’ (SDNs) by the Office of Foreign Assets Control, U.S. Department of the Treasury. The Borrower

(Company Logo) We understand your world Emerging Corporates Group HDFC Bank Ltd Second Floor, B6/3 DDA Commercial Complex Safdarjung Enclave, Opposite Deer Park, New Delhi - 110029 Regd. Office HDFC Bank Ltd, HDFC Bank House, Senapati Bapat Marg, Lower Parel Mumbai – 400013 CIN: L65920MH1994PLC080618 Page 6 of 10 agrees and acknowledges that upon being included the abovementioned lists, the Bank shall be entitled to cancel/ terminate the Facility with immediate effect, and in such event all the amounts due in respect of the Facility shall become immediately due and payable to the Bank 30. The Borrower its directors, promoters, guarantors associate concerns are not on ECGC caution list / specific approval list, RBI's defaulters or caution list, COFEPOSA defaulters list. 31. The Borrower shall : a. promptly supply or procure such documents and other evidence as is requested by the Bank in order to carry out necessary due diligence and be satisfied that the Borrower has complied with all necessary “know your customer” or other similar checks under all Applicable Laws pursuant to the transactions contemplated in the documents executed by and between the Borrower and the Bank from time to time for the said Loan (Finance Documents). b. not apply for a voluntary winding up or file an application against itself, before any forum under the Insolvency and Bankruptcy Code, 2016 (IBC), or pass any resolution of directors or of members or declaration of partners, for the purposes of/ towards/recommending filing of any proceedings or application for initiation of insolvency resolution process or fast track resolution process or fresh start process or bankruptcy or any kind of insolvency/resolution/liquidation/bankruptcy process by whatever name called in relation to itself. c. not undertake any guarantee or issue a letter of comfort in the nature of guarantee, on behalf of any other company (including group companies), or endorse, or in any manner become directly or contingently liable for, or in connection with the obligation(s) of any Person without prior written consent of the Bank. 32. The Borrower is required to maintain adequate insurance on all stock, property and other assets which shall be assigned in favour of the Bank within 30 days from the date of disbursement and the Bank shall be marked as the loss payee. The Bank shall keep the insurance current during the term of the Credit Facility/ies. In the event of noncompliance of the same, the Bank reserves the right to obtain insurance in its own name and has the right to debit the clients account for the insurance premium. 33. The Borrower shall deliver to the Bank and where applicable, cause the security provider(s) to deliver to the Bank the following, in a form and content acceptable to the Bank: (a) Certified true copy of the constitutional document and the proof of incorporation of the Borrower/security provider; (b) In the event the Borrower/security provider is a company incorporated under the provisions of the Companies Act, 1956 or the Companies Act, 2013, a certified true copy of the resolution passed by the board of directors authorising the negotiation and availing of the Credit Facility/ies on the terms of the Credit Facility/ies documents and the execution of the Credit Facility/ies documents and the execution of all other documents as may be required by the Bank in connection with the Credit Facility/ies; (c) In the event the Borrower is a company incorporated under the provisions of the Companies Act, 1956 or the Companies Act, 2013, a certificate from the statutory auditor that the availing of the Credit Facility/ies is within the limits set out under Section 180(1)(a) and 180(1)(c) of the Companies Act, 2013. The Borrower shall provide a certified true copy of a shareholders resolution approving the availing of the Credit Facility/ies by the Borrower; (d) Certificate and declaration from Statutory Auditors of the Borrower/ security provider/ guarantor company that they are not in violation of section 185 of the Companies Act 2013 (e) Where the Borrower is: (i) an individual or;

(Company Logo) We understand your world Emerging Corporates Group HDFC Bank Ltd Second Floor, B6/3 DDA Commercial Complex Safdarjung Enclave, Opposite Deer Park, New Delhi - 110029 Regd. Office HDFC Bank Ltd, HDFC Bank House, Senapati Bapat Marg, Lower Parel Mumbai – 400013 CIN: L65920MH1994PLC080618 Page 7 of 10 (ii) a partnership firm and any of the partners is a director or; (iii) a joint stock company and any of its directors is a director or a specified near relation of a director of a banking company/ financial institution, or at any time during the currency of this Credit Facility/ies, becomes a specified near relation of a director of a banking company/ financial institution, details of the relationship of the Borrower with the director of the banking company/ financial institution; Provided that, in the event Clauses (e) is not applicable and unless otherwise declared to the Bank in writing, the Borrower hereby declares that he is not a director or specified near relation of a director of a banking company/ financial institution. 34. The Bank will have the right to review its Credit Facility/ies in case of any change in the ownership, management or control of the Borrower. The Borrower shall inform the Bank of any such changes or proposed changes, if any. 35. The Bank shall also be entitled to appoint from time to time, directors (“Nominee Directors”) on the Board of Directors of the Borrower to look after the Bank’s interests. The terms and conditions for appointment and the rights of the Nominee Director and the Bank shall be as more particularly mentioned in the loan documents. 36. Nothing contained in this Sanction Letter should be deemed to create any right or obligation or interest whatsoever in favour of or against any party and the Borrower shall to execute appropriate Credit Facility/ies documents as required by the Bank. 37. The Bank shall also be entitled and authorized to debit the Borrower’s Loan Account against processing fees, insurance charges and any other fees/ charges as applicable for releasing the Credit Facility/ies. 38. The Bank shall be entitled to report all guarantees (including performance guarantees and Bank Guarantees / SBLC) to the Reserve Bank of India (RBI) in Form ODI-Part I. Guarantees issued by the Bank in favour of Wholly Owned Subsidiaries / Joint Ventures outside India would be subject to prudential norms issued by the Reserve Bank of India (Department of Banking Regulation) from time to time. 39. Notwithstanding anything contained herein/in the loan agreement/security documents or any other document that has been / may be executed by the Borrower/Security Provider/Guarantor, any payment or recoveries when received by the Bank shall be appropriated towards the following heads in the following order of priority viz.: (i) Firstly, towards interest on fees, costs (including costs of enforcement, preservation, maintenance and protection of secured assets), charges, expenses, and other monies, and on taxes incurred by the Bank (ii) then, towards applicable taxes, fees, costs, charges, expenses and other monies (including towards enforcement, preservation, maintenance and protection of secured assets) incurred by the Bank and the taxes if any on any reimbursements/deemed reimbursements thereof; (iii) then, towards default interest, additional interest, liquidate damages, if any; (iv) then, towards interest on the Facility(ies) (v) then towards prepayment premium/charges and taxes thereon, if any, (v) then, towards repayment of principal amount of the Credit Facility(ies) including Equated Monthly Instalments if any; (vi) then, towards other indebtedness of the Borrower to the Bank. Provided that, the Bank may however change the aforesaid order in its sole discretion and appropriate any payment in any manner and in any order of priority as it deems fit. This Sanction Letter is valid for a period of thirty (30) days from the date of issuance.

(Company Logo) We understand your world Emerging Corporates Group HDFC Bank Ltd Second Floor, B6/3 DDA Commercial Complex Safdarjung Enclave, Opposite Deer Park, New Delhi - 110029 Regd. Office HDFC Bank Ltd, HDFC Bank House, Senapati Bapat Marg, Lower Parel Mumbai – 400013 CIN: L65920MH1994PLC080618 Page 8 of 10 Kindly sign and return the duplicate of the Sanction Letter as a token of your acceptance of the terms and conditions of sanction. Kindly also call on our Relationship Manager Mr. Rahul Mittal for execution of necessary Credit Facility/ies and security documents. We look forward to partner you in your business. Yours Sincerely, Mr. Nitin Arora Relationship Manager Emerging Corporates Group Pranav Priyadarshi Senior Vice President Emerging Corporates Group Accepted and Confirmed on behalf of: M/s Makemytrip (India) Private Limited Name: Designation: Date (Affix round stamp here)

HDFC BANK
.We understand your world

Emerging Corporates Group
HDFC Bank Ltd
Second Floor, B6/3 DDA Commercial Complex
Safdarjung Enclave, Opposite Deer Park,
New Delhi - 110029

ANNEXURE I
(TERMS OF THE CREDIT FACILITY/IES)

Facility Name 1 Limit	**Overdraft against Fixed Deposits** INR 300,000,000/- (Rupees Three Hundred Million Only)
Sub-Limits (part of proposed limits) Tenor Security Margin	Working Capital Demand Loan – INR 300,000,000/- (Rupees Three Hundred Million Only) • Overdraft against Fixed Deposits – On Demand • Working Capital Demand Loan – up to 1 month Fixed Deposits – 70% FD margin 70% cash margin in the form of FD
Rate of Interest / Commission Interest payment frequency Interest calculation method	As Mutually Agreed Interest shall be payable at monthly rests. Interest shall be payable on the first day of the subsequent month. Interest will be calculated on 365 days in respect of rupee loans / credit facilities.
Penal Interest Documentation	As Mutually Agreed • Request Letter cum Undertaking Letter • Board Resolution • Accepted Sanction Letter • Certified True Copy of constitutional document (Memorandum and Articles of Association) • Memorandum relating to charge over Fixed Deposit • Signature verification of all authorized signatories • Any other document as stipulated by the Bank from time to time
Covenants	A minimum throughput of Rs. 50 crores to be routed through HDFC Bank payment gateway/ POS Terminal subject to competitive. Monthly cash budget statement to be submitted

Facility Name 2	**Bank Guarantee**
Limit Sub-Limits (part of proposed limits) Tenor	INR 510,000,000/- (Rupees Five Hundred Ten Million Only) [Existing Limit enhanced from INR 50,000,000/- (Rupees Fifty Million Only)] NA 3 Year including claim period
Security Margin	Fixed Deposits – 100% FD margin 100% cash margin in the form of FD
Commission Documentation	As Mutually Agreed • Master Indemnity • Same as OD(Facility No.1)
Financial Covenants	Same as OD(Facility No.1)

Applicable Laws : Indian

Regd. Office HDFC Bank Ltd, HDFC Bank House, Senapati Bapat Marg, Lower Parel Mumbai – 400013
CIN: L65920MH1994PLC080618

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(Company Logo) We understand your world Emerging Corporates Group HDFC Bank Ltd Second Floor, B6/3 DDA Commercial Complex Safdarjung Enclave, Opposite Deer Park, New Delhi - 110029 Regd. Office HDFC Bank Ltd, HDFC Bank House, Senapati Bapat Marg, Lower Parel Mumbai – 400013 CIN: L65920MH1994PLC080618 Page 10 of 10 Operational Terms and Conditions: 1. Period of sanction The working capital facilities are payable on demand. However, the facilities are available for a period of 12 months subject to review at periodical intervals wherein the facilities may be continued / cancelled / reduced depending upon the conduct and utilization of the facilities. 2. Submission of monthly cash budget statement Monthly cash budget statement stock and book debts to be received by 20 days after month end Delayed submission will attract penalty at Rs 500/- for each day of delay. 3. Periodicity of submission of information to the Bank Quarterly results within 45 days of quarter ending Provisional results to be received within 120 days after the Financial year end Audited results to be received within 180 days after the financial year end Non-submission or delayed submission of statements would attract penalty of Rs 500 for each day of delay 4. Creation of Charges The Firm shall create/modify the charges in respect of credit facilities. The firm shall also Create/modify charges in respect of security offered (first charge / second charge / EMs etc.) for the credit limits within 30 days from the date of documentation for creation of security for the enhanced limits. In case charge is not created within 30 days, the Bank would be entitled to unilaterally file the charge with ROC. Any additional fees on account of such delay would be borne by the client. 5. Processing Fees (nonrefundable) As Mutually Agreed 6. Annual Renewal Fees As Mutually Agreed 7. ROC Filing Charges (in case of Pvt. / Public Ltd company only) As Mutually Agreed 8. Insurance charges As Mutually Agreed 9. Issuance of Solvency Certificate As Mutually Agreed 10. Foreclosure Charges As Mutually Agreed 11. Any other charges As Mutually Agreed